FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number 1-11130

(Translation of registrant’s name into English)

54, rue La Boétie

75008 Paris — France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____

Press release

Alcatel-Lucent reports fourth quarter and full year 2007 results

For the fourth quarter 2007

•

Revenues of Euro 5.23 billion, up 20% sequentially and 18% year-over-year

•

Adjusted2 operating income1 of Euro 303 million or 5.8 % of revenues

•

Adjusted net loss (group share) of Euro (48) million or Euro (0.02) per diluted share, including an impairment charge of Euro (81) million

•

Reported net loss (group share) of Euro (2.58) billion or Euro (1.14) per diluted share, including an impairment charge of Euro (2.52) billion

For the full year 2007

•

Revenues of Euro 17.79 billion, down 2.5% at current rate, up 2.1% at constant rate

•

Adjusted2 operating income1 of Euro 110 million or 0.6 % of revenues

•

Adjusted2 net loss (group share) of Euro (443) million or Euro (0.20) per diluted share, including an impairment charge of Euro (377) million and a restructuring charge of Euro (842) million

•

Reported net loss (group share) of Euro (3.52) billion or Euro (1.56) per diluted share, including an impairment charge of Euro (2.94) billion and a restructuring charge of Euro (856) million

•

Funded status of pensions and OPEB of Euro 2.81 billion at year-end 2007, up from Euro 2.44 billion at September 30, 2007.

Paris, February 8, 2008 – Alcatel-Lucent’s Board of Directors (Euronext Paris and NYSE: ALU) reviewed and approved reported results for the fourth quarter and the full year 2007.

During the quarter, revenues grew 20.3 % sequentially and 18.4 % year-over-year to Euro 5,234 billion. At constant Euro/USD exchange rate, revenues grew 24.3 % sequentially and 25.4% year-over-year. The Carrier business segment recorded a strong double-digit growth, up 16.2% year-over-year at current exchange rate, driven by wireline and wireless. The Services business segment also registered a strong 27.0% growth. Finally, the Enterprise business segment was up 3.8%. The adjusted2 gross margin was 32.4% of sales, impacted by a one-time charge of Euro 98 million, resulting from a change in the cost recognition methodology for a large wireless construction contract. Adjusted2 operating income1 was Euro 303 million or 5.8% of sales. The company reduced approximately 1,600 positions in the quarter.

For the full year 2007, Alcatel-Lucent generated revenues of Euro 17.79 billion, down 2.5% year-over-year at current exchange rate and up 2.1% at constant Euro/USD exchange rate. The adjusted2 operating income1 was Euro 110 million or 0.6 % of revenues. The company reduced 6,700 positions over the full year, before the impact of managed services and acquisitions (approximately 1,400 people). As expected, the company did retain most of its operating expense savings (SG&A and R&D) in 2007 (approximately Euro 280 million). Due to the continuing decrease in the market value of Alcatel-Lucent’s shares during the second half of 2007 and its revised outlook, the company has carried out an additional impairment test of goodwill in the fourth quarter of 2007. This test led to an impairment charge of EUR (2.52) billion in the quarter, mainly impacting the goodwill allocated to CDMA and IMS activities.

Executive commentary

Patricia Russo, CEO commented:

“This quarter, we delivered solid year-over-year revenue growth of 18.4% with the strongest performance in the carrier and services businesses. These results reflect the strengthening of our position in IP and optics, a recovery of our GSM business and the ramp up of WCDMA.

Our adjusted2 gross margin – excluding the one-time impact of the charge in the cost recognition methodology for this large wireless construction contract – was roughly flat quarter-over-quarter, despite a challenging pricing environment and an unfavorable shift in our geographic and product mix. Our adjusted2 operating margin has significantly improved sequentially, reflecting higher volumes and, to a lesser extent, a reduction in our operating expenses.

As we have said, 2007 was a transition year for the company as we executed our integration plans in a difficult market environment. Notwithstanding these challenges, the performance of our wireline, enterprise and services business has been solid. On the other hand, the slower-than-expected ramp up of revenues in WCDMA and NGN/IMS, two areas in which we have been investing, has severely impacted profitability”.

Outlook

While Alcatel-Lucent does not traditionally provide quarterly guidance, it is important to be reminded of the seasonal patterns that impact the first quarter and which historically have resulted – in the case of the former Alcatel – in a sequential drop in revenues of 20% to 25%. The company expects to incur a loss at the adjusted2 operating income1 level in the first quarter of 2008 as a result of this seasonality.

Patricia Russo further added:

“While the long term prospects of our industry remain good, the macroeconomic environment has created uncertainty in our markets in the last few months. Our initial projections for 2008 indicate that the global Telecommunications equipment and related services market should be flat to slightly up at constant EUR/USD rate and slightly down at current rate.

With this in mind, we will continue to execute against our three-year plan. The ongoing implementation of a more selective pricing approach as well as product cost reduction program should enable us to improve our gross margin. We also intend to make continued good progress in our fixed costs reduction plan”.

Given the expected improvement in the gross margin as well as a reduction in adjusted2 operating expenses, Alcatel-Lucent expects an adjusted2 operating margin in the low to mid single digit range in percentage of revenues in full year 2008.

Reported results

In accordance with regulatory reporting requirements, the fourth quarter 2007 and the full year 2007 reported results include the non-cash impacts from purchase price allocation entries (PPA) following the merger with Lucent Technologies.

For the fourth quarter 2007, Alcatel-Lucent’s reported revenues amounted to Euro 5,234 million. The reported gross profit was Euro 1,698 million, including the impact from PPA entries of Euro 4 million. Reported operating income1 (loss) was Euro 155 million, including the negative impact from PPA entries of EUR (148) million. For the quarter, reported net loss (group share) was Euro (2,579) million or Euro (1.14) per diluted share (USD (1.67) per ADS), including the negative impact from PPA entries of Euro (2,531) million.

For the full year 2007, Alcatel-Lucent’s reported revenues amounted to Euro 17,792 million. The reported gross profit was Euro 5,709 million, including the impact from PPA entries of Euro (253) million. Reported operating income1 (loss) was Euro (707) million, including the impact from PPA entries of Euro (817) million. Reported net loss (group share) was Euro (3,518) million or Euro (1.56) per diluted share (USD (2.28) per ADS), including the impact from PPA entries of Euro (3,075) million.

Adjusted2 results

In addition to the reported results, Alcatel-Lucent is providing (non audited) adjusted2 results in order to provide meaningful comparable information, which exclude the main non-cash impacts of the purchase price allocation (PPA) entries in relation with Lucent business combination. These non-cash impacts are very material and non-recurring due to the different amortization periods depending of the nature of the adjustments, as detailed in the annex. Reported figures are not comparable with our main competitors and many other business players who have not undergone any similar business combinations as the Lucent's one. Prior period results refer to adjusted2 pro-forma3 combined operations for Alcatel-Lucent as of January 1, 2006.

For the fourth quarter, Alcatel-Lucent generated revenues of Euro 5,234 million, compared to a pro-forma3 Euro 4,421 million in the year-ago quarter, an increase of 18.4%. The adjusted2 gross profit was Euro 1,694 million, 32.4 % of revenues, compared to an adjusted2 pro-forma3 gross profit of EUR 1,447 million in the year-ago quarter. Adjusted2 operating income1 (loss) was Euro 303 million, 5.8% of revenues, compared with an adjusted2 pro-forma3 operating income1 (loss) of Euro (3) million in the year-ago quarter. For the quarter, adjusted2 net loss (group share) was Euro (48) million or Euro (0.02) per diluted share (USD (0.03) per ADS). The adjusted2 pro-forma3 net loss (group share) was Euro (618) million, or Euro (0.27) per diluted share (USD (0.36) per ADS), in the fourth quarter 2006.

For the full year, Alcatel-Lucent‘s revenues were Euro 17,792 million, compared to a pro-forma3 Euro 18,254 million in 2006, a 2.5 % decrease at current exchange rate, or a 2.1% increase at constant Euro/USD exchange rate. The adjusted2 gross profit was Euro 5,962 million, 33.5 % of revenues, compared to an adjusted2 pro-forma3 gross profit of EUR 6,842 million in the year-ago quarter. Adjusted2 operating income1 (loss) was Euro 110 million, 0.6% of sales, compared to an adjusted2 pro-forma3 operating income1 (loss) of Euro 925 million in 2006. Adjusted2 net loss (group share) was Euro (443) million or Euro (0.20) per diluted share (USD (0.29) per ADS). The adjusted2 pro-forma3 net income (group share) was EUR 522 million, or EUR 0.23 per diluted share (USD 0.30 per ADS) in 2006.

Balance sheet, pension status and dividend policy

The net (debt)/cash position was Euro 271 million as of December 31, 2007, compared with Euro (124) million as of September 30, 2007. The funded status of pensions and other post retirement benefits (OPEB) amounted to Euro 2,806 million at year-end 2007, up from Euro 2,436 million as of September 30, 2007. As part of the prudent management of its funds, the group reduced its exposure to equity markets in November 2007. As of December 31, 2007, the global asset allocation of the group’s funds was as follows: 20% in equity securities, 60% in bonds and 20% in alternatives (i.e. real estate, private equity and hedge funds). This compares to respectively 36%, 48% and 16% as of December 31, 2006.

In light of these results and of a more uncertain market outlook, the board has determined that it is prudent to suspend dividend payment for 2007.

Adjusted[2] Profit & Loss statement	Fourth quarter	Fourth quarter	Full year	Full year
Key figures only	2007	2006	2007	2006
In Euro million except for EPS		Pro-forma[3]		Pro-forma[3]
Revenues	5,234	4,421	17,792	18,254
Gross profit	1,694	1,447	5,962	6,842
In % of revenues	32.4%	32.7%	33.5%	37.5%
Operating income[1]	303	-3	110	925
In % of revenues	5.8%	-0.1%	0.6%	5.1%
Net income (loss) (Group share)	-48	-618	-443	522
EPS diluted (in Euro)	-0.02	-0.27	-0.20	0.23
E/ADS* diluted (in USD)	-0.03	-0.36	-0.29	0.30
Number of diluted shares (million)	2,258.7	2,250.7	2,255.9	2,266.5

* E/ADS has been calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.4603 as of December 31, 2007 and of USD 1.3197 as of December 31, 2006.

Segment breakdown	Fourth quarter	Fourth quarter	Full year	Full year
of revenues	2007	2006	2007	2006
(In Euro million)		Pro-forma[3]		Pro-forma[3]
Carriers	3,734	3,214	12,819	13,644
- o/w Wireline	1,691	1,470	6,003	5,735
- o/w Wireless	1,570	1,249	5,287	5,815
- o/w Convergence	473	496	1,529	2,094
Enterprise	435	419	1,562	1,491
Services	1,020	803	3,173	2,935
Other & eliminations	45	-15	238	184
Total group revenues	5,234	4,421	17,792	18,254

Segment breakdown of	Fourth quarter	Fourth quarter	Full year	Full year
adjusted[2] operating income[1]	2007	2006	2007	2006
(In Euro million)		Pro-forma[3]		Pro-forma[3]
Carriers	94	-73	-151	802
In % of revenues	2.5%	-2.3%	-1.2%	5.9%
Enterprise	56	49	127	126
In % of revenues	12.9%	11.9%	8.1%	8.5%
Services	107	35	147	120
In % of revenues	10.5%	4.4%	4.6%	4.1%
Other & eliminations	46	-14	-13	-122
Total group adjusted[2] op. income[1]	303	-3	110	925

BUSINESS COMMENTARY

The following business comments are based on a year-over-year comparison at current Euro/USD exchange rate, unless otherwise stated.

CARRIER BUSINESS SEGMENT

For the fourth quarter 2007, revenues for the carrier business segment were Euro 3,734 million compared to a pro-forma3 Euro 3,214 million in the year-ago quarter, a 16.2% increase at current Euro/USD exchange rate. The wire-line business registered a solid performance while improved performance was seen in wireless and convergence. Adjusted2 operating income1 (loss) was Euro 94 million, a 2.5% operating margin.

Since October 31, 2007 and the announcement of its reorganisation, Alcatel-Lucent no longer manages its Carrier Business Segment according to three business groups (Wire-line, Wireless and Convergence). The following comments are therefore provided for the continuity of analysis for full year 2007 and may not be provided as such in future reports.

Wireline

For the fourth quarter 2007, revenue for the wireline business group were Euro 1,691 million compared to a pro-forma3 Euro 1,470 million a year-ago, an increase of 15%.

Key Highlights:

•

Optical networking registered very strong growth in terrestrial and in submarine.

•

Broadband access revenues were down year-over-year in the fourth quarter, as the decline in DSL lines (-5% to 8.3 million) was not yet fully compensated by the ramp-up in G-PON. For 2007, 33.3 million DSL lines were delivered, up 8%.

•

Data revenues enjoyed accelerated growth this quarter. This was due to a more moderate decline in MSWAN whilst IP routing revenues were still growing strongly.

Wireless

For the fourth quarter 2007, revenues for the wireless business segment were Euro 1,570 million compared to a pro-forma3 Euro 1,249 million in the year-ago quarter, an increase of 26%, driven primarily by higher sales in GSM and WCDMA.

Key Highlights:

•

Revenue in GSM increased strongly as the new products offering (Twin TRX and ATCA BSC) gained momentum in the market.

•

WCDMA revenues more than doubled sequentially as Alcatel-Lucent started to deploy contracts booked at the start of the year.

•

CDMA revenues were up slightly year-over-year driven by the US and India.

•

Alcatel-Lucent started to book revenues in WiMax.

Convergence

For the fourth quarter 2007, revenues for the convergence business group were Euro 473 million compared to a pro-forma3 Euro 496 million in the year-ago quarter, a 5% decrease.

Key Highlights:

•

Classic core switching revenue continued to decline compared to the year-ago quarter but showed a strong sequential increase due to seasonality.

•

Next generation core networking also showed a strong sequential increase driven largely by higher sales of the NGN mobile offer and increased business in China.

•

Revenues were down in the multimedia and payment businesses while IMS revenues increased, albeit on a small base.

ENTERPRISE BUSINESS SEGMENT

For the fourth quarter 2007, revenues for the enterprise business segment were Euro 435 million compared to a pro-forma3 Euro 419 million in the year-ago quarter, an increase of 3.8%. Adjusted2 operating income1 (loss) was Euro 56 million, an operating margin of 12.9%.

Key Highlights:

•

Quarterly revenues increased across all parts of the enterprise business, with particularly strong momentum in Europe and Asia, where Alcatel-Lucent won a number of IP transformation projects.

•

Genesys, the contact centre activity, continued to grow at twice the market rate in the fourth quarter and expanded its know-how in analytics and performance management software through the December acquisition of Informiam.

•

Over the year, Alcatel-Lucent repositioned its enterprise business in fast growing markets, in particular security, services, verticals and emerging markets.

SERVICES BUSINESS SEGMENT

For the fourth quarter 2007, revenue for the services business segment were Euro 1,020 million compared to a pro-forma3 Euro 803 million in the year-ago quarter, an increase of 27.0%. Adjusted2 operating income1 (loss) was Euro 107 million, a 10.5% operating margin.

Key Highlights:

•

Revenues in Network operations enjoyed the strongest growth, as a result of some of the very large contracts won this year.

•

Network integration revenues were also up very strongly, driven by IPTV and IP/network transformation projects as well as Applications integration.

•

The focus on the Industry & Public sector market is starting to pay-off, with several wins for end-to-end communications and security solutions.

•

Maintenance declined slightly due to some price pressure but Alcatel-Lucent made significant inroads into the fast growing multi-vendor maintenance space.

Alcatel-Lucent will host an audio webcast at 1:00 p.m. CET, which can be accessed at http://www.alcatel-lucent.com/4q2007.

Upcoming Events/ Announcements

Complete audited consolidated financial statements will be filed in the Document de Référence and in the Form 20F end of March 2008. In the meantime condensed consolidated financial statements are available on our Internet site.

February 12

Media and Investors conference at Mobile World Congress (Barcelona)

May 30

Annual shareholders’ Meeting in Paris

Notes

All adjusted figures are unaudited

1- Operating income (loss) is the Income (loss) from operating activities before restructuring costs, impairment of assets, gain (loss) on disposal of consolidated entities and post–retirement benefit plan amendment.

2- “Adjusted” refers to the fact that it excludes main impacts from Lucent’s purchase price allocation. (see annex for detailed information)

3- "Pro-forma" refers to the 2006 figures taking into account Lucent's activity from January 1, 2006 as if Lucent was acquired at this date. In reported figures Lucent is consolidated from December 1, 2006.

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) provides solutions that enable service providers, enterprise and governments worldwide, to deliver voice, data and video communication services to end-users. As a leader in fixed, mobile and converged broadband networking, IP technologies, applications and services, Alcatel-Lucent offers the end-to-end solutions that enable compelling communications services for people at home, at work and on the move. With operations in more than 130 countries, Alcatel-Lucent is a local partner wit global reach. The company has the most experienced global services team in the industry, and one of the largest research, technology and innovation organizations in the telecommunications industry. Alcatel-Lucent achieved revenues of Euro 17.8 billion in 2007 and is incorporated in France, with executive offices located in Paris. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Alcatel-Lucent Press Contacts

Régine Coqueran	Tel: + 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com
Stéphane Lapeyrade	Tel: + 33 (0)1 40 76 12 74	stephane.lapeyrade@alcatel-lucent.com

Alcatel-Lucent Investor Relations

Rémi Thomas	Tel: + 33 (0)1 40 76 50 61	remi.thomas@alcatel-lucent.com
Maria Alcon	Tel: + 33 (0)1 40 76 15 17	maria.alcon@alcatel-lucent.com
John DeBono	Tel: + 1908-582-7793	debono@alcatel-lucent.com
Tony Lucido	Tel: + 33 (0)1 40 76 49 80	alucido@alcatel-lucent.com
Don Sweeney	Tel: + 1 908 582 6153	dsweeney@alcatel-lucent.com

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this press release consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent such as (i) expected operating income for the first quarter 2008, (ii) expected improvement in gross margin, and (iii) expected improvement in operating margin in 2008.  Words such as "expects," "anticipates," "targets," "projects," "intends," "plans," "believes," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: our ability to operate effectively in a highly competitive industry with many participants; our ability to keep pace with technological advances and correctly identify and invest in the technologies that become commercially accepted; difficulties and delays in achieving synergies and cost savings; fluctuations in the telecommunications market; exposure to the pricing pressures in the regions in which we sell; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; compliance with environmental, health and safety laws;  whether Alcatel-Lucent can execute against and obtain benefits from its three-year plan to improve gross margin and cut operating expenses, in order to achieve an improved operating margin, and whether these efforts will achieve their expected benefits; the economic situation in general (including exchange rate fluctuations) and uncertainties in Alcatel-Lucent’s customers’ businesses in particular; customer demand for Alcatel-Lucent’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry; and the impact of each of these factors on sales and income. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent's Form 20-F for the year ended December 31, 2006, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this news release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

ADJUSTED CONSOLIDATED INCOME STATEMENT -2007
(Unaudited)	Q1-2007			Q2-2007			Q3-2007			Q4-2007			2 007
	Reported	PPA	Adjusted	Reported	PPA	Adjusted	Reported	PPA	Adjusted	Reported	PPA	Adjusted	Reported	PPA	Adjusted

Revenues	3 882	0	3 882	4 326	0	4 326	4 350		4 350	5 234	0	5 234	17 792		17 792
Cost of sales (a)	(2 755)	208	(2 547)	(2 929)	50	(2 879)	(2 863)	(1)	(2 864)	(3 536)	(4)	(3 540)	(12 083)	253	(11 830)

Gross Profit	1 127	208	1 335	1 397	50	1 447	1 487	(1)	1 486	1 698	(4)	1 694	5 709	253	5 962

Administrative and selling expenses (b)	(939)	84	(855)	(861)	74	(787)	(850)	70	(780)	(812)	67	(745)	(3 462)	295	(3 167)
Research and Development costs (c)	(770)	46	(724)	(742)	63	(679)	(711)	75	(636)	(731)	85	(646)	(2 954)	269	(2 685)

Operating income (loss) (1)	(582)	338	(244)	(206)	187	(19)	(74)	144	70	155	148	303	(707)	817	110

Restructuring costs	(320)		(320)	(190)	14	(176)	(307)	0	(307)	(39)	0	(39)	(856)	14	(842)
Impairment of assets (d)	0		0	(426)	128	(298)	4	(2)	2	(2 522)	2 441	(81)	(2 944)	2 567	(377)
Post-retirement benefit plan amendment	0			265		265	(2)	0	(2)	(5)	0	(5)	258		258
Gain/(los) on disposal of consolidated entities	0		0	0		0	0	0	0	0	0	0	0		0

Income (loss) from operating activities	(902)	338	(564)	(557)	329	(228)	(379)	142	(237)	(2 411)	2 589	178	(4 249)	3 398	(851)

Financial result (net)	69	0	69	81	0	81	67	0	67	151	0	151	368		368

Share in net income(losses) of equity affiliates	5		5	60	0	60	14	0	14	31	0	31	110		110
Income tax (expense) benefit (e)	141	(131)	10	(157)	(79)	(236)	(15)	(55)	(70)	(285)	(58)	(343)	(316)	(323)	(639)

Income (loss) from continuing operations	(687)	207	(480)	(573)	250	(323)	(313)	87	(226)	(2 514)	2 531	17	(4 087)	3 075	(1 012)

Income (loss) ferom discontinued activities	674	0	674	(22)	0	(22)	(5)	0	(5)	(37)	0	(37)	610		610

Net Income (loss)	(13)	207	194	(595)	250	(345)	(318)	87	(231)	(2 551)	2 531	(20)	(3 477)	3 075	(402)

of which : Group share	(8)	207	199	(586)	250	(336)	(345)	87	(258)	(2 579)	2 531	(48)	(3 518)	3 075	(443)
Minority interests	(5)		(5)	(9)	0	(9)	27	0	27	28	0	28	41	0	41

(1) Income (loss) from operating activities before restructuring costs, impairment of assets, gain / (loss) on disposal of consolidated entities and post-retirement benefit plan amendment

PPA : Purchase Price Allocation entries related to Lucent business combination

Nature of PPA - non cash amortization charges included in Reported Accounts but excluded from Adjusted Accounts (cf. Note 3 to our Condensed Consolidated Financial Statements as of December 31, 2007)

These impacts are non recurring due to the different amortization periods depending of the nature of the adjustments, as indicated herefater.

(a) Effect of step-up of inventories

(b) Amortization of intangibles assets : customer relationship short term (backlog - 13 months) and long term (5-8 years)

(c) Amortization of intangibles assets : Acquired technologies (5-10 years) and In Process R&D (5-8 years)

(d) Impairment charge on Lucent's goodwill related mainly to the WCDMA business in Q2 and CDMA and IMS businesses in Q4

(e) Normative tax impact @ 39% on above PPA adjustments excluding goodwill impairment

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent

Date: February 8, 2008	By:	/S/ Hubert de Pesquidoux
Hubert de Pesquidoux
Chief Financial Officer